SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATIONAL PENN BANCSHARES, INC.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

63713810
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MATTHEW M. GUEST, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

October 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, without par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

1

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus X, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,810 †‡
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,810 †‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,810 †‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%*
14	TYPE OF REPORTING PERSON IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡   Consists of 10,462,810 shares of common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc. (“National Penn”) that Warburg Pincus Private Equity X, L.P. (“WP X”) has agreed to purchase from National Penn pursuant to an Investment Agreement dated October 5, 2010, as described in Item 4 hereof, within ten business days of the execution of the Investment Agreement (the “First Closing”).  Does not include the 14,330,579 shares of Common Stock that WP X has agreed to purchase from National Penn pursuant to the Investment Agreement following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof (the “Second Closing”).

*   Calculation is based on the total number of shares of Common Stock, including 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued by National Penn pursuant to the Investment Agreement.

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of National Penn Bancshares, Inc., a Pennsylvania corporation (“National Penn”).  The principal executive offices of National Penn are located at Reading & Philadelphia Avenues, Boyertown, Pennsylvania, 19512.

Item 2.  Identity and Background

(a)           This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X, LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).  The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)           The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)           The principal business of WP X is that of making private equity and related investments.  The principal business of WP X LP is acting as general partner of WP X.  The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC.  The principal business of WP is acting as the managing member of WP Partners.  The principal business of WP LLC is managing certain private equity funds, including WP X.  The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)           During the last five years, none of the Warburg Pincus Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the partners, members or managing directors named on Schedule I.

(e)           During the last five years, none of the Warburg Pincus Reporting Persons nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the partners, members and managing directors named on Schedule I, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on October 5, 2010, National Penn and WP X entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement, WP X agreed to purchase within ten business days of the execution of the Investment Agreement, 10,462,810 shares of Common Stock (the “First Closing Securities”) for an aggregate purchase price of $63.3 million in cash.  Furthermore, subject to the terms and conditions of the Investment Agreement, WP X has agreed to purchase an additional 14,330,579 shares of Common Stock (the “Second Closing Securities”) for an aggregate purchase price of $86.7 million in cash.  The funds to be used by WP X to purchase the First Closing Securities and the Second Closing Securities will be obtained from working capital.  The total investment WP X expects to make for the purchase of the First Closing Securities and the Second Closing Securities pursuant to the Investment Agreement is $150 million.

Item 4.  Purpose of the Transaction

WP X agreed to purchase the First Closing Securities in the ordinary course of business because of the belief that the Common Stock represents an attractive investment.  The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment.  Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in National Penn through shares of Common Stock or other capital stock of National Penn in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of National Penn’s capital stock, subsequent developments affecting National Penn, National Penn’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

The Investment Agreement

On October 5, 2010, WP X entered into the Investment Agreement with National Penn, pursuant to which WP X agreed, subject to the terms and conditions of the Investment Agreement, to invest $150 million in National Penn through a direct purchase of newly issued common stock (the “Investment”).  Under the terms of the Investment Agreement, WP X agreed to purchase in the aggregate 24,793,389 shares of Common Stock.

The Investment Agreement contemplates that within ten business days of the execution of the agreement, WP X will purchase 10,462,810 shares of Common Stock, in exchange for a cash payment to National Penn of $63.3 million.  WP X has agreed to purchase an additional 14,330,579 shares of Common Stock on the date necessary regulatory approvals are received (including the approval of a notice filed pursuant to the Change in Bank Control Act of 1978, as amended, and confirmation from the Board of Governors of the Federal Reserve System that WP X shall not be deemed to “control” National Penn for purposes of the Bank Holding Company Act of 1956, as amended, by reason of the consummation of the transactions contemplated by the Investment Agreement) and certain other conditions in the Investment Agreement are satisfied (the “Second Closing”).

The following is a description of the material terms of the Investment Agreement:

Board Representation.  Pursuant to the Investment Agreement, WP X will be entitled to maintain a representative on the Board of Directors of National Penn (the “Board”) for so long as it beneficially owns 9.9% or more of outstanding shares of Common Stock.  WP X is also entitled to designate an observer who may attend Board meetings for so long as WP X beneficially owns 4.9% or more, but less than 9.9%, of outstanding shares of Common Stock.

Effect of a Change in Control.  Pursuant to the terms of the Investment Agreement, National Penn shall not directly or indirectly effect, or cause to be effected, any transaction with a third party that would reasonably be expected to result in a Change in Control (as defined in the Investment Agreement) unless such third party shall have provided prior assurance in writing to WP X that the terms of the Investment Agreement shall be fully performed.  In the event that a Change in Control of National Penn occurs prior to the Second Closing, WP X shall maintain the right under the Investment Agreement to acquire the Second Closing Securities (or such shares of stock or other securities or property, including cash, into which the Second Closing Securities may have become exchangeable as a result of such Change in Control), as if the Second Closing had occurred immediately prior to such Change in Control.

Certain Restrictions.  The Investment Agreement places certain restrictions on the ability of WP X and its affiliates to transact in the securities of National Penn without the prior written approval of National Penn until such time as WP X no longer owns 9.9% of the outstanding shares of Common Stock.  Such restrictions include the ability of WP X to (1) acquire (or offer, agree or propose to acquire) beneficial ownership of any voting securities of National Penn in excess of 24.9% of the outstanding shares of a class of voting securities of National Penn as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); (2) make or participate in any solicitation of proxies or consents to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of National Penn or any subsidiary of National Penn; (3) call a meeting of the stockholders of National Penn, or seek, propose or act to influence or control the management, the Board or policies of National Penn; (4) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of National Penn or any of its subsidiaries or any acquisition for all or part of the assets of National Penn or any of its subsidiaries or any of their respective businesses; and certain other restrictions.

Transfer Restrictions.  WP X may transfer any and all shares of Common Stock acquired pursuant to the Investment Agreement (including the Common Stock reported in this Statement); provided that prior to October 5, 2011, WP X may not transfer without the prior approval of a majority of independent directors of National Penn such shares of Common Stock in one or more transactions, to any person or group if such person or group would collectively own more than 4.9% of the outstanding voting power of National Penn or more than 4.9% of any class of voting securities of National Penn.  This restriction will not apply to any transfer in a broadly distributed offering conducted by an independent broker-dealer that involves only sales to institutional investors.  The restriction also ceases to apply if National Penn enters into a definitive agreement, the consummation of which would result in a Change in Control, or if any person commences and does not withdraw a  bona fide  public tender or exchange offer, which, if consummated, would result in a Change in Control.

Termination of Obligation to Effect the Second Closing.  The obligations of National Penn and WP X to effect the Second Closing may be terminated at any time prior to the Second Closing (i) by mutual written agreement of the parties, (ii) by National Penn or WP X in the event that the Second Closing does not occur on or before September 30, 2011, (iii) by National Penn or WP X in the event a governmental entity issues any final non-appealable order or takes any action restraining or prohibiting any of the transactions contemplated by the Investment Agreement, (iv) by WP X (A) if advised by the Federal Reserve that WP X will not receive the confirmation required by WP X to proceed with the Second Closing or (B) if a Change in Control of National Penn occurs prior to the Second Closing.  Both National Penn and WP X have agreed to use reasonable best efforts to obtain necessary regulatory approvals in connection with the transactions contemplated by the Investment Agreement.

The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, attached hereto as Exhibit 2, and incorporated herein by reference.

Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)           As of October 5, 2010, WP X may be deemed to beneficially own 10,462,810 shares of Common Stock, which it has agreed to purchase from National Penn.  Such number represents approximately 7.66% of the outstanding shares of Common Stock (based on 126,115,074 shares of Common Stock outstanding as of the close of business on September 30, 2010 (according to information provided by National Penn) and 10,462,810 shares of Common Stock to be issued to WP X at the First Closing).  The Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s agreement, subject to the terms and conditions of the Investment Agreement, to purchase an additional 14,330,579 shares of Common Stock in the Second Closing as described in Item 4.

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 10,462,810 shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.

(b)           See Item 5(a) above.

(c)           On October 5, 2010, WP X entered into the Investment Agreement with National Penn.  The Investment Agreement contemplates that WP X will purchase within ten business days of the execution of the Investment Agreement, 10,462,810 shares of Common Stock, for an aggregate purchase price of $63.3 million.  As described in Item 4, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s agreement, subject to the terms and conditions of the Investment Agreement, to purchase an additional 14,330,579 shares of Common Stock in the Second Closing as described in Item 4.  Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on October 15, 2010, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of National Penn.

Item 7.  Material To Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of October 15, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X, LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2

Investment Agreement, dated as of October 5, 2010, by and between National Penn Bancshares, Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to National Penn Bancshares, Inc.’s Current Report on Form 8-K, filed on October 6, 2010)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X PARTNERS, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X, L.P.

By:  Warburg Pincus X, LLC, its general partner

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS X, LLC

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:  Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
        Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
        Scott A. Arenare, Attorney-in-fact**

*      Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**   Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1

Joint Filing Agreement, dated as of October 15, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X, LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2

Investment Agreement, dated as of October 5, 2010, by and between National Penn Bancshares, Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to National Penn Bancshares, Inc.’s Current Report on Form 8-K, filed on October 6, 2010)

SCHEDULE I

                Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________

*              New York limited partnership; primary activity is ownership interest in WP

**           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
_____________________

(1)     Citizen of Hong Kong

(2)     Citizen of Canada

(3)     Citizen of United Kingdom

(4)     Citizen of Hungary

(5)     Citizen of India

(6)     Citizen of Italy

As of October 1, 2010